UNITED STATES OF AMERICA
                       SECURITITES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of December 2003

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

           The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 22 December 2003 announcing that its subsidiary Empresas Lucchetti had reached agreement to sell Lucchetti Chile

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE
For further information contact:

Cindi Freeman
Investor Relations
Quinenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

            QUINENCO ANNOUNCES THAT ITS SUBSIDIARY EMPRESAS LUCCHETTI
                   REACHED AGREEMENT TO SELL LUCCHETTI CHILE

December 22, 2003 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) announced today that its 93.7%-owned subsidiary, Empresas Lucchetti S.A., had signed a Memorandum of Understanding (MOU) with Corpora Tresmontes S.A. to sell 100% of its outstanding shares in Lucchetti Chile S.A. The transaction includes the sale of Lucchetti Chile's ongoing businesses as well as other tangible and intangible assets involved in Lucchetti Chile's ongoing businesses. The MOU excludes Empresas Lucchetti's assets and liabilities outside of Chile (including any rights associated with the closure of Lucchetti Peru which is pending arbitration under CIADI), its candy business and the plant facilitites located in Nos and Talca.

The transaction is subject to adequate due diligence which will conclude within a 90 day period as well as Corpora Tresmonte's ability to obtain financing. In addition, the transaction is subject to approval by shareholders at an extraordinary meeting as it involves the sale of 85% of the company's consolidated assets.

The sales price will be determined using a formula that considers a total estimated value of the assets to be transferred of Ch$60 billion, of which financial liabilities will be deducted at closing. If the transaction is completed, Empresas Lucchetti estimates that it would recognize a gain on sale of approximately Ch$6,425 million.

Proceeds related to the transaction would be used to develop Empresas Lucchetti's candy business and ready-to-eat food, including snack food.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                       By: /s/ Luis Fernando Antunez
                                       --------------------------------
                                       Name:  Luis Fernando Antunez
                                       Title: Authorized Representative

Dated: December 22, 2003